SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

AREL COMMUNICATIONS AND SOFTWARE LTD.

(Name of Subject Company (Issuer))

CLAYTON L. MATHILE

(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.001 PER SHARE

(Title of Class of Securities)

M14925107

(CUSIP Number of Class of Securities)

CLAYTON L. MATHILE
6450 SAND LAKE ROAD
SUITE 200
DAYTON, OHIO 45414
TEL: (937) 264-4622

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

David H. Schapiro, Adv.	Mark S. Selinger, Esq.
Yigal Arnon & Co.	Jonathan Rochwarger, Esq.
One Azrieli Center	McDermott, Will & Emery
Round Tower	50 Rockefeller Plaza
46th Floor	New York, New York
Tel-Aviv, Israel, 67021	(212)-547-5438
(972) 3-608-7777

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,118,014.00	$395.00

*    Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 656,424 ordinary shares, par value NIS 0.001 per share (the “Shares”), of Arel Communications and Software Ltd. (“Arel”) at a purchase price of $4.75 per share net in cash.

**   The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to 0.01267% of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Form or Registration No.: Not Applicable.
Filing Party: Not Applicable	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☒	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Mr. Clayton L. Mathile (the "Purchaser"), and relates to the offer by the Purchaser to purchase 656,424 Shares, or such greater number of Shares that will represent 5% of the total voting rights of Arel outstanding as of the expiration of the offer, at $4.75 per Share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)     The information set forth in Section 8 ("Information Concerning Arel") of the Offer to Purchase under the heading "The Tender Offer" is incorporated herein by reference.

(b)     The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

(c)     The information set forth under "Introduction," Section 6 ("Price Range of the Shares; Dividends on the Shares") under the heading "The Tender Offer" and Section 8 ("Information Concerning Arel") under the heading "The Tender Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c) The information set forth in the Offer to Purchase under "Introduction" and Section 9 ("Information Concerning Purchaser") under the heading "The Tender Offer" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)     The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	"Summary Term Sheet";

•	"Introduction";

•	"Background to the Offer";

•	Section 1 ("Terms of the Offer; Proration, Expiration Date");

•	Section 2 ("Acceptance for Payment and Payment");

•	Section 3 ("Procedures for Tendering Shares or Notifying Us of Your Objection to this Offer");

•	Section 4 ("Withdrawal Rights");

•	Section 5 ("Material U.S. Federal Income Tax and Israeli Income Tax Consequences");

•	Section 7 ("Effects of the Offer on the Market for Shares; Registration under the Exchange Act");

•	Section 10 ("Sources and Amount of Funds");

•	Section 12 ("Conditions of the Offer"); and

•	Section 13 ("Legal Matters and Regulatory Approvals").

        The information set forth in the Letter of Transmittal and the Objection Notice, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(G), is also incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b) The information set forth in the Offer to Purchase under "Introduction," "Background to the Offer" and Section 9 under the heading "The Tender Offer" ("Information Concerning Purchaser") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)     The information set forth in the Offer to Purchase under "Background to the Offer" ("Purpose of the Offer; Reasons for the Offer") and Section 9 ("Information Concerning Purchaser") is incorporated herein by reference.

(c)     The information set forth in the Offer to Purchase under "Background to the Offer" ("Plans for Arel after the Offer; Effects of the Offer") and Section 9 ("Information Concerning Purchaser") is incorporated herein by reference

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 10 ("Sources and Amount of Funds") is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under "Introduction," "Background to the Offer" and Section 9 ("Information Concerning Purchaser") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)     The information set forth in the Offer to Purchase under Section 14 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)     The information set forth in the Offer to Purchase under "Background to the Offer" ("Purpose of the Offer; Reasons for the Offer," "Interest of Persons in the Offer" and "Related Party Transactions"), Section 7 ("Effect of the Offer on the Market for Shares; Registration Under the Exchange Act"), Section 9 ("Information Concerning Purchaser"), Section 12 ("Certain Legal Matters; Regulatory Approvals") and Section 13 ("Legal Matters and Regulatory Approvals") is incorporated herein by reference. The Purchaser is not aware of any pending material legal proceedings relating to the Offer.

(b)     The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated May 21, 2004.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(G)	Notice of Objection.

(a)(2)	Text of Press Release issued by the Subject Company on May 13, 2004 and filed under cover of Schedule 14D-9C on May 13, 2004.

(b)     None.

(d)     Share Purchase Agreement between the Purchaser and Izhak Gross, dated May 3, 2004.*

(g)     Not Applicable.

(h)     Not Applicable.

* Previously filed as Exhibit 1 to Schedule 13D/A, filed by the Purchaser on May 13, 2004, and is incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLAYTON L. MATHILE BY: /S/ Clayton L. Mathile —————————————— Clayton L. Mathile

Dated: May 21, 2004

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated May 21, 2004.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(G)	Notice of Objection.

(a)(2)	Text of Press Release issued by the Subject Company on May 13, 2004 and filed under cover of Schedule 14D-9C on May 13, 2004.

(b)     None.

(d)     Share Purchase Agreement between the Purchaser and Izhak Gross, dated May 3, 2004.*

(g)     Not Applicable.

(h)     Not Applicable.

* Previously filed as Exhibit 1 to Schedule 13D/A, filed by the Purchaser on May 13, 2004, and is incorporated herein by reference.